CONSENT OF ANDREY SHABUNIN
The undersigned hereby consents to being named as having approved the disclosure of certain scientific and technical information contained or incorporated by reference to the Registration Statement on Form S-8 of Centerra Gold Inc. (the “Company”) being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ Andrey Shabunin

Andrey Shabunin
Director, Mining
Centerra Gold Inc.

Dated February 20, 2025